

Mail Stop 3010

May 14, 2010

R. Steven Hamner
Executive Vice President and
Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

>   **Re: Medical Properties Trust, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 12, 2010**

Dear Mr. Hamner:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 1A. Risk Factors, page 5

Dependence on our tenants for payments of rent and interest may adversely impact our ability to make distributions to our stockholders, page 7

1.   You disclose that facility management by your tenants and their compliance with state and federal healthcare and other laws could have a material impact on your

tenants' operating and financial condition and, in turn, their ability to pay rent and interest to you. Please tell us the reason for the tenant defaults at your River Oaks and Sharpstown facilities and whether the defaults were related to facility management or compliance with state and federal healthcare or other laws. Confirm that you will provide similar disclosure in your future filings.

The healthcare industry is heavily regulated and loss of licensure or certification or failure to obtain licensure or certification could result in the inability of our tenants to make lease payments to us, page 17

2.   Please expand this risk factor to describe in more detail the types of conditions or events that could result in a loss of licensure or certification. Confirm that you will provide similar disclosure in your future filings.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

3.   We note that you currently own 13 properties in the State of California, and that at some of these facilities capital expenditures may be required in the future to comply with seismic standards. Although under current leases tenants are fully responsible for any capital expenditures in connection with seismic laws, it appears that you would be ultimately responsible for any required modifications to your properties if a lessee were unable to fund such required upgrades. Please disclose in future filings the amount currently estimable that your tenants would need to spend to complete upgrades required due to seismic standards. Refer to FASB ASC 450-20-50. Please also provide correspondence to us to illustrate the disclosure you will include in future filings to address this issue, including disclosures to be included in your MD&A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed responses greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director